Exhibit 1.1
April 25, 2008
PERSONAL AND CONFIDENTIAL
W. Dan Puckett
Chairman and Chief Executive Officer
CapitalSouth Bancorp
2340 Woodcrest Place
Suite 200
Birmingham, Alabama 35209
Dear Mr. Puckett:
     Keefe, Bruyette & Woods, Inc. (“KBW”) is pleased to confirm its engagement hereunder to act as exclusive financial advisor and placement agent for CapitalSouth Bancorp (the “Company”) in connection with the offering of non-transferable subscription rights (the “Rights”) to purchase common stock which will be granted to the shareholders of the Company (the “Rights Offering”) and to certain investors who will act as standby purchasers of the Company’s common stock (the “Standby Offering”). The Rights Offering and the Standby Offering shall hereinafter be collectively referred to as the “Offering.”
     KBW shall provide general investment banking and advisory services in connection with the Offering, including, but not limited to:
•	Advising on pricing, structure and other terms and conditions of the Offering, including transferability, oversubscription rights and limits, and minimum guaranteed purchase amounts by standby purchasers;

•	Participation in drafting the preliminary prospectus, the final prospectus, registration statement, the standby purchase agreement and related documentation;

•	Advising on timing and coordination of Offering, along with special shareholders meeting and related proxy materials;

•	Creating a presentation that may be used to market the Offering to existing and potential investors, describing the proposed capital raising, Company history and performance to date, biographies of key executives, highlights of the Company’s business plan and intended use of proceeds; and

•	Contacting institutional and other appropriate investors with respect to arranging the standby commitment and assisting in negotiation of agreements with standby purchasers.
     As the Company’s placement agent, KBW will advise and assist the Company in considering the desirability of the Offering and in structuring and arriving at definitive financial terms thereof. The Company and KBW will execute a definitive Placement Agency Agreement, which will contain the customary terms and conditions for an offering, and will set forth KBW’s duties and obligations as placement agent and the Company’s obligations as issuer of the Rights and of the common stock in the Offering. Until the execution of a definitive Placement Agency Agreement, neither KBW nor the Company shall have any obligations to proceed with the Rights Offering.
     For the services provided herein, the Company agrees to pay KBW an advisory fee of 1.5% of the gross proceeds to the Company of the Offering (the “Advisory Fee”), subject to a minimum Advisory Fee of $100,000. In addition, and subject to the limitations contained in the next-to-last paragraph of this Agreement, the Company agrees to pay KBW the Advisory Fee upon the gross proceeds of any capital raised by the Company other than through a Rights Offering. Additionally, the Company agrees to pay KBW at closing of the Offering a cash placement fee of six percent (6.0%) of the gross purchase price committed by the standby purchasers (the “Placement Fee”). The Placement Fee will not be payable on commitments by Company Board members, officers or any other accredited investor that is not introduced to the Company by KBW as a potential investor in the Offering to act as standby purchasers, up to a maximum aggregate commitment of $5.0 million.
     From time to time upon request, the Company agrees to reimburse KBW for all reasonable out-of-pocket expenses incurred in connection with its engagement under this Agreement, subject to a maximum out-of-pocket reimbursement of $15,000. Additionally, the Company agrees to reimburse KBW for all legal expenses up to $150,000 incurred in connection with its engagement under this Agreement. Any reimbursement in excess of this maximum amount shall require the prior written consent of the Company. Both out-of-pocket expenses and legal expenses will be reimbursed regardless of whether or not the Company completes the Offering.
     The Company acknowledges that all opinions and advice (written or oral) given by KBW to the Company in connection with KBW’s engagement under this Agreement are intended solely for the benefit and use of the senior management, and directors of the Company. Unless otherwise expressly stated in an opinion letter issued by KBW or otherwise expressly agreed, no one other than such persons is authorized to rely upon this engagement of KBW or any statements or conduct by KBW. Other than as required by applicable law, the Company agrees that no such opinion or advice shall be used, reproduced, disseminated, quoted or referred to at any time, in any manner, or for any purpose, nor shall any public references to KBW be made by the Company or any of its representatives without the prior written consent of KBW.
     In connection with KBW’s engagement (which engagement may have commenced prior to the date hereof) to act as financial advisor and placement agent for the Company, the Company agrees to indemnify and hold harmless KBW and its affiliates, the respective directors, officers, agents and employees of KBW and its affiliates and each other person, if any, controlling KBW or any of its affiliates and each of their respective successors and assigns, to the fullest extent permitted by law, from and against any losses, claims, damages or liabilities (or actions, including stockholder actions, in respect thereof) related to or arising out of such engagement or KBW’s role in connection therewith, and will reimburse KBW and any other party entitled to be indemnified hereunder for all reasonably incurred expenses (including counsel fees) as they are incurred by KBW or any such other indemnified party in connection with investigating, preparing or defending any such action or claim whether or not in connection with pending or threatened litigation in which KBW is a party. The Company will not, however, be responsible for any claims, liabilities, losses, damages or expenses which are finally judicially determined to have resulted primarily from KBW’s bad faith, willful misconduct or gross negligence.
     If the indemnification provided for in the foregoing paragraph is judicially determined to be unavailable (other than for the reasons set forth in the last sentence of the preceding paragraph) to any person otherwise entitled to indemnity in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such person hereunder, the Company shall contribute to the amount paid or payable by such person as a result of such losses, claims, damages or liabilities (and expenses relating thereto) (i) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and KBW, on the other hand, of the engagement provided for in this letter agreement or (ii) if the allocation provided for in clause (i) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of each of the Company and KBW, as well as any other relevant equitable considerations; provided, however, in no event shall KBW’s aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by KBW under this letter agreement. For the purposes of this Agreement, the relative benefits to the Company and to KBW of the engagement under this Agreement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid or received or contemplated to be received by the Company or the Company’s stockholders, as the case may be, in the Offering, whether or not the Offering is consummated, bears to (b) the fees paid or to be paid to KBW under this Agreement.
     Each party or parties entitled to indemnity hereunder (an “Indemnified Party” or “Indemnified Parties”) shall give notice as promptly as reasonably practicable to the Company of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify the Company shall not relieve it from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this Agreement. The Company may participate at its own expense in the defense of any such action; or if it so elects within a reasonable time after receipt of such notice, to assume the defense of any suit brought to enforce such a claim, but if the Company elects to assume such defense, such defense shall be conducted by counsel chosen by the Company which is reasonably satisfactory to the Indemnified Parties. In the event that the Company so elects to assume the defense, except as set forth below, each Indemnified Party shall bear the fees and expenses of any additional counsel retained by such party. In the event that the parties to any such action include both the Company and an Indemnified Party or Parties and any of such Indemnified Parties have been advised in writing by counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the Company or that there may exist a possibility of a conflict in the event that one counsel represents both the Company and the Indemnified Party, then the Company shall not have the right to assume the defense of such action on behalf of the Indemnified Party and will reimburse such Indemnified Party for the fees and expenses of any counsel retained by such party, it being understood that the Company shall not, in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expense of more than one separate firm of attorneys (in addition to any local counsel) for all such Indemnified Parties, which firm shall be designated in writing to the Company by the Indemnified Parties.
     The Company also agrees that neither KBW, nor any of its affiliates nor any officer, director, employee or agent of KBW or any of its affiliates, nor any person controlling KBW or any of its affiliates, shall have any liability to the Company for or in connection with such engagement except for any such liability for losses, claims, damages, liabilities or expenses incurred by the Company which are finally judicially determined to have resulted primarily from KBW’s bad faith or gross negligence. The foregoing agreement shall be in addition to any rights that KBW, the Company or any indemnified party may have at common law or otherwise, including, but not limited to, any right to contribution. For the sole purpose of enforcing and otherwise giving effect to the provisions of this agreement, the Company hereby consents to personal jurisdiction and service and venue in any court in which any claim which is subject to this Agreement is brought against KBW or any other indemnified party.
     The Company agrees that it will not, without the prior written consent of KBW, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (provided KBW is an actual party or may reasonably be a potential party to such claim, action, suit, or proceeding) unless such settlement, compromise or consent includes an unconditional release of KBW from all liability arising out of such claim, action, suit or proceeding.
     It is understood that KBW’s engagement referred to above may be embodied in one or more separate written agreements and that, in connection with such engagement, KBW may also be requested to provide additional services or to act for the Company in one or more additional capacities. The indemnification provided hereunder shall apply to said engagement, any such additional services or activities and any modification, and shall remain in full force and effect following the completion or termination of KBW’s engagement.
     No waiver, amendment or other modification to this Agreement shall be effective unless in writing and signed by each party hereto.
     This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that state, without regard to such state’s rules concerning conflicts of laws. Any right to trial by jury with respect to any claim or action arising out of this agreement or conduct in connection with the engagement is hereby waived by the parties hereto.
     This Agreement and KBW’s engagement hereunder may be terminated by either the Company or KBW at any time, with or without cause, upon no less than 30 days prior written notice to that effect to the other party. Notwithstanding any termination of this Agreement, the provisions of this Agreement regarding payment of fees, expenses, indemnification, and contribution shall survive such termination and remain operative and in full force and effect. If this Agreement and KBW’s engagement hereunder are terminated by the Company and, within one year from the date of termination, the Company obtains investment financing from one or more entities that were introduced by KBW to the Company as potential investors in the Offering during KBW’s engagement hereunder, and executed confidentiality agreements in favor of the Company, then the Company shall pay the Advisory Fee or Placement Fee in accordance with the terms and conditions hereof; provided, however, that the Placement Fee shall be payable only with respect to commitments from entities that were introduced by KBW to the Company as potential investors in the Offering during KBW’s engagement hereunder, and executed confidentiality agreements in favor of the Company.
     Please confirm that the foregoing correctly sets forth our agreement by signing and returning to KBW the duplicate copy of this Agreement enclosed herewith.

Very truly yours, Keefe, Bruyette & Woods, Inc.
By:	/s/ James C. Mabry IV
James C. Mabry IV
Managing Director

The undersigned hereby agrees to the above terms as of this 25th day of April 2008.
CapitalSouth Bancorp

By:	/s/ W. Dan Puckett
	Name:	W. Dan Puckett
	Title:	Chairman and Chief Executive Officer